UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                      FORM 11-K


(Mark One)
      [   ]           ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended December 31, 2001

      [   ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from _____to_____

                            Commission File Number 0-9756


                         The Riggs Bank N.A. 401 (k) Plan
                         --------------------------------
                             (Full title of the Plan)

                  800 17th Street, N.W., Washington, D.C. 20006
                  ---------------------------------------------
                  (Address of the Plan)              (Zip Code)

                            RIGGS NATIONAL CORPORATION
                            --------------------------
         (Name of issuer of the securities held pursuant to the Plan)

            1503 Pennsylvania Avenue, N.W., Washington, D.C., 20005
            -------------------------------------------------------
            (Address of principal executive offices)     (Zip Code)

Financial Statements and Exhibits

(a) 1) Financial statements and supplemental schedules as of December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, prepared in accordance with financial reporting requirements of ERISA.

         2) Copy of 2000 Report of Independent Accountants.

                  Beginning on page 3 of this document.

(b)      Exhibits

         The following exhibits are furnished to this Form 11-K:

         (23)     Consent of  Independent Public Accountants
         (99)     Potential Limitation of Remedies Against Arthur Andersen LLP


                                   SIGNATURES
         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         The Riggs Bank N.A. 401 (k) Plan

         Date:    June 28, 2002                /s/   WILLIAM A. CRAIG
              -----------------                  ----------------------
                                                     William A. Craig
                                       Executive Vice President, Human Resources

                          Riggs Bank N.A. 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           RIGGS BANK N.A. 401(k) PLAN



                                Table of Contents


                                                                           Page

Independent Auditors' Report                                                 1

Copy of 2000 Report of Independent Public Accountants                        1

Statements of Assets Available for Benefits                                  2

Statements of Changes in Assets Available for Benefits                       3

Notes to Financial Statements                                                4

Schedules

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     - December 31, 2001                                                     8

                          Independent Auditors' Report



Administrative Committee
Riggs Bank N.A. 401(k) Plan:


We have audited the accompanying statement of assets available for benefits of the Riggs Bank N.A. 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audit. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other auditors whose report dated June 25, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the assets available for benefits as of December 31, 2001, and the changes in assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001 was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ KPMG LLP
------------
McLean, Virginia
June 20, 2002



This report is a copy of a previously issued Arthur Andersen LLP report and has not been reiussed by Arthur Andersen LLP

Report of independent public accountants


To the Plan Administrator of
The Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Riggs Bank N.A. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, "Schedule of Assets Held for Investment Purposes," is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP
-----------------------
Vienna, Virginia
June 25, 2001

                                             RIGGS BANK N.A. 401(k) PLAN
                                     Statements of Assets Available for Benefits
                                             December 31, 2001 and 2000


                                                                                    2001           2000
                                                                                 -----------   -----------

Assets:
     Investments (note 3)                                                       $ 23,523,916    22,720,620
     Cash                                                                                  -         1,175
                                                                                 -----------   -----------
                 Assets available for benefits                                  $ 23,523,916    22,721,795
                                                                                 ===========   ===========

See accompanying notes to financial statements.

                                        RIGGS BANK N.A. 401(k) PLAN
                          Statements of Changes in Assets Available for Benefits
                                   Years ended December 31, 2001 and 2000

                                                                                    2001           2000
                                                                                 -----------   -----------

Additions to (reductions from) assets attributed to:
     Investment income (loss):
        Net depreciation in fair value of investments (note 3)                  $ (2,907,579)   (1,628,894)
        Interest and dividend income                                                 320,717       309,158
        Interest income on participant loans                                          59,429        35,018
                                                                                 -----------   -----------
                                                                                  (2,527,433)   (1,284,718)
                                                                                 -----------   -----------
     Contributions:
        Employer                                                                   1,272,885     1,226,930
        Participants                                                               4,058,963     3,894,327
        Rollovers                                                                     32,469       281,918
                                                                                 -----------   -----------
                                                                                   5,364,317     5,403,175
                                                                                 -----------   -----------
                 Total additions                                                   2,836,884     4,118,457
Deductions from assets attributed to:
     Distributions to and withdrawals by participants                              2,029,027     1,930,278
     Administrative expenses                                                           5,736         5,500
                                                                                 -----------   -----------
                 Total deductions                                                  2,034,763     1,935,778
                                                                                 -----------   -----------
                 Net increase                                                        802,121     2,182,679
Assets available for benefits:
     Beginning of year                                                            22,721,795    20,539,116
                                                                                 -----------   -----------
     End of year                                                                $ 23,523,916    22,721,795
                                                                                 ===========   ===========

See accompanying notes to financial statements.

                                        RIGGS BANK N.A. 401(k) PLAN
                                       Notes to Financial Statements
                                   Years ended December 31, 2001 and 2000


(1)    Description of the Plan

       The following description of the Riggs Bank N.A. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       The Plan was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for retirement and federal income tax purposes.

       The Plan is a defined contribution plan available to employees of Riggs Bank N.A. (the Company) and its parent company, Riggs National Corporation. Employees who are regularly scheduled to work 20 or more hours per week are eligible to participate in the Plan on the first of the month after completing two full calendar months of employment and attaining the age of 21. An employee who is not regularly scheduled to work more than 20 hours a week will be eligible to participate in the Plan after completing 1,000 hours of eligibility service in a plan year. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

       Unless participants elect otherwise when they first become eligible to contribute to the Plan, they are automatically enrolled and contribute 3% of their eligible salary to the Plan. Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 100% of the first $100 of employee contributions and 50% up to the first 6% of additional employee contributions. Additional discretionary amounts may be contributed at the option of the Company's board of directors, up to 2% of employee compensation. This discretionary contribution is allocated to participants without regard to their contributions. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made. Contributions are subject to certain limitations.

       Participants vest at a rate of 20% per year of service with the Company for employer contributions and earnings and are 100% vested in their own contributions and related accumulated earnings. Vesting of employer contributions occurs at the end of the first year of employee service. Upon termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant's vested interest in their account. If the vested balance is $5,000 or less, an automatic distribution of the vested balance will be made.

       Participants may borrow from their vested fund account balance a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50% of the total amount of their vested account balance at the time of the loan minus the highest outstanding loan balance at any time within the last 12 months. The loans are secured by the vested balance in the participant's account. The rate of interest on an individual loan is equal to the prime rate as reported in The Wall Street Journal on the first day of the quarter in which the loan is withdrawn plus 1%. The repayment period for the loan cannot exceed five years and, at the time of the loan request, the participant must not have any other outstanding loans under this Plan. Principal and interest is paid through payroll deduction.

       Hardship withdrawals are also permitted by the Plan and are administered under the safe harbor provisions.

                                        RIGGS BANK N.A. 401(k) PLAN
                                       Notes to Financial Statements
                                   Years ended December 31, 2001 and 2000


       Most of the administrative expenses of the Plan are paid by Riggs Bank N.A. As of December 31, 2001 and 2000, forfeited nonvested accounts available to reduce future employer contributions totaled $96,088 and $156,605, respectively. Forfeited nonvested accounts used to offset employer matching contributions during 2001 totaled $140,000.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    Valuation of Investments and Investment Income

              Investments of the Plan are stated at fair value, as reported by the Trustee through reference to published market data, based on quoted market prices on the last business day of the Plan year. Interest income is recorded on the accrual method. Dividends are reinvested in additional shares that are recorded at fair value. In computing realized gains or losses on sale of securities, cost is determined on the basis of average cost. Security transactions are accounted for on the date the securities are purchased or sold (trade-date basis). Loans to participants are valued at cost which approximates fair value.

       (c)    Use of Estimates

              The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)      Payment of Benefits

              On termination of service due to death, disability, or retirement, a participant will be eligible to receive a lump-sum payment equal to the full value of the participant's 401(k) Plan account. For termination of service for other reasons, a participant may receive the full value of the participant's pre-tax contributions to the 401(k) Plan, the full value of the participant's rollover contributions (if any), and the vested portion of the participant's matching and profit sharing contribution (if any), as well as the earnings associated with the aforementioned contributions. Benefits are recorded when paid.

                                        RIGGS BANK N.A. 401(k) PLAN
                                       Notes to Financial Statements
                                   Years ended December 31, 2001 and 2000


(3)    Investments

       The following table presents the fair value of investments that represent 5% or more of the Plan's assets at each respective year-end.

                                                                                        December 31
                                                                                 -------------------------
                                                                                    2001           2000
                                                                                 -----------   -----------

Riggs Prime Money Market Fund (1)                                               $  3,577,158     2,711,549
Riggs U.S. Treasury Money Market Fund (1)                                          1,491,819     1,211,276
Riggs U.S. Government Securities Fund (1)                                          1,608,963     1,181,981
Riggs Stock Fund (1)                                                               4,317,355     5,279,454
Riggs Small Company Stock Fund (1)                                                 2,571,342     2,263,162
Federated Max-Cap Fund                                                             2,038,252     1,667,492
Invesco Technology Fund-Class II                                                   1,403,277     1,982,984
Riggs National Corporation Common Stock Fund (1)                                   1,188,398     1,176,312
                                                                                 -----------   -----------
Total                                                                           $ 18,196,564    17,474,210
                                                                                 ===========   ===========


       During 2001 and 2000, the Plan's investments (including investments purchased or sold, as well as those held at the end of the year) depreciated in fair value by $2,907,579 and $1,628,894, respectively, as follows:



                                                                                    2001           2000
                                                                                 -----------   -----------

Common stock                                                                    $     12,682       112,288
Mutual funds                                                                      (2,920,261)   (1,741,182)
                                                                                 -----------   -----------
Total                                                                           $ (2,907,579)   (1,628,894)
                                                                                 ===========   ===========




(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                        RIGGS BANK N.A. 401(k) PLAN
                                       Notes to Financial Statements
                                   Years ended December 31, 2001 and 2000



(5)    Related-Party Transactions

       Certain Plan investments are managed by Riggs Bank N.A., and Riggs Bank N.A. is the trustee and administrator of the Plan. Therefore, transactions with Riggs Bank N.A. qualify as party-in-interest transactions.

(6)    Income Tax Status

       The Internal Revenue Service ruled on December 20, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving its qualified ruling, the administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    Differences Between Financial Statements and Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                        December 31
                                                                                 -------------------------
                                                                                    2001           2000
                                                                                 -----------   -----------

Assets available for benefits per the financial statements                      $ 23,523,916    22,721,795
Amounts allocated to withdrawing participants                                       (130,104)     (133,558)
                                                                                 -----------   -----------
Assets available for benefits per the Form 5500                                 $ 23,393,812    22,588,237
                                                                                 ===========   ===========




       The following is a reconciliation of distributions to and withdrawals by participants per the financial statements to the Form 5500:

                                                                                  Year ended December 31
                                                                                 -------------------------
                                                                                    2001           2000
                                                                                 -----------   -----------

Distributions to and withdrawals by participants
  per the financial statements                                                  $  2,029,027     1,930,278
    Amounts allocated to withdrawing participants at December 31, 2001               130,104             -
    Amounts allocated to withdrawing participants at December 31, 2000              (133,558)      133,558
                                                                                 -----------   -----------
                                                                                $  2,025,573     2,063,836
                                                                                 ===========   ===========


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for claim payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.



                                                                                                              Schedule 1

                                                RIGGS BANK N.A. 401(k) PLAN
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                   December 31, 2001

                                                                  Description of investment
           Identity of issuer, borrower,                        including maturity date, rate
              lessor, or similar party                       of interest, par, or maturity value            Current value
-----------------------------------------------------   -----------------------------------------------   ------------------

Riggs Funds:
    Money Market-
       Prime Money Market Fund*                         Shares in registered investment companies      $       3,577,158
       U.S. Treasury Money Market Fund*                 Shares in registered investment companies              1,491,819
    Mutual Funds-
       U.S. Government Securities Fund*                 Shares in registered investment companies              1,608,963
       Stock Fund*                                      Shares in registered investment companies              4,317,355
       Small Company Stock Fund*                        Shares in registered investment companies              2,571,342
AIM Family of Funds:
    AIM Weingarten Fund A                               Shares in registered investment companies                919,156
Federated Index Trust:
    Federated Max-Cap Fund                              Shares in registered investment companies              2,038,252
The American Funds Group:
    EuroPacific Growth Fund                             Shares in registered investment companies                736,679
Invesco Equity Funds, Inc.:
    Dynamics Fund                                       Shares in registered investment companies              1,008,811
Invesco Combination Stock &
    Bonds Fund, Inc.:
       Balanced Fund                                    Shares in registered investment companies                629,974
Invesco Sector Funds, Inc.:
    Health Sciences Fund                                Shares in registered investment companies                850,803
    Technology Fund-Class II                            Shares in registered investment companies              1,403,277
Riggs National Corporation Common                       Common Stock of Riggs National
    Stock Fund*                                         Corporation and short-term investments                 1,188,398
Merrill Lynch Small Cap Fund                            Shares in registered investment companies                226,029
Oppenheimer Quest Balanced Fund                         Shares in registered investment companies                 93,508
Janus Growth & Income Fund                              Shares in registered investment companies                 82,207
Fidelity Advisor Mid Cap Value Fund                     Shares in registered investment companies                 74,032
Pioneer Money Market Fund                               Shares in registered investment companies                 96,088
Loans to participants - installment loans               162 loans with interest rates from 9.25%
                                                        to 10.50%, payments due monthly with
                                                        last installment due through 2014,
                                                        outstanding principal balance                            610,065
                                                                                                          ------------------
                   Total assets (held at end of year)                                                  $      23,523,916
                                                                                                          ==================

*Party-in-interest
See accompanying independent auditors' report.